SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,412,552
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,412,552

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,412,552
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,412,552
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,412,552

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,412,552
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,412,552
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,412,552

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,412,552
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) CO

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The Master Fund purchased the shares of Common Stock described in Item 5(c) with funds from working capital.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented as follows:

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. The information set forth below in Item 6 of this Amendment No. 2 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 106,877,698 shares of Common Stock as reported by the Company in its prospectus supplement filed on March 19, 2021.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. In addition, Adam Stone, the Chief Investment Officer of the Advisor, holds stock options that are exercisable, or exercisable within 60 days, for 50,000 shares of the Issuer’s Common Stock. The Advisor has the right to receive the director compensation provided in respect of Mr. Stone’s board service through a partial management fee offset.

(c)	The Master Fund purchased 2,608,695 shares of Common Stock in the Issuer’s underwritten public offering which closed on March 23, 2021 at a purchase price of $5.75 per share.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

Lock-Up Agreement

In connection with the Issuer’s underwritten public offering, the Master Fund entered into a lock-up agreement for a period of 75 days with the representatives of the underwriters (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, the Master Fund, subject to certain exceptions, agreed not to sell or otherwise transfer any shares of Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, without the prior consent of the representatives.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member